Exhibit 99.2

CTW Fiscal First Half 2026 Results May 13, 2026

Disclosures

The following materials have been prepared for use in the May 13, 2026 conference call on CTW results of operations for the six months ending January 31, 2026. The call will be archived on the internet at https://ctw.inc/investors?lang=en.

This presentation contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current plans, expectations, estimates, forecasts, and projections as well as the beliefs and assumptions of management. Words such as "expect," "vision," "envision," "evolving," "drive," "anticipate," "intend," "maintain," "should," "believe," "continue," "plan," "goal," "opportunity," "estimate," "predict," "may," "will," "could," "hope," "target," "project," "potential," "might," "shall," "contemplate," and "would," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond our control. Our actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to risks detailed in our filings with the Securities and Exchange Commission (the "SEC"), including our annual reports on Form 20-F, our semi-annual reports on Form 6-K, and other filings and reports we make with the SEC from time to time. In particular, the following factors, among others, could cause results to differ materially from those expressed or implied by such forward-looking statements. Additional information regarding these and other risks and uncertainties that could cause actual results to differ materially from our expectations is included in the reports we have filed or will file with the SEC, including our annual report on Form 20-F.

The forward-looking statements included in this presentation represent our views as of the date of this presentation. We anticipate that subsequent events and developments will cause our views to change. However, we undertake no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation.

No Offer or Solicitation

This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote. consent or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirement of the Securities Act of 1933, as amended, or in reliance on an exemption therefrom.

Financial Data

The financial information presented in this presentation should be read in conjunction with the audited consolidated financial statements and related notes included in CTW's annual report on Form 20-F filed with the SEC on November 17, 2025, and on Form 6-K filed with the SEC on May 13, 2026, which provides a more complete discussion of its accounting policies and certain other information.

Please review our risk factors on Form 20-F filed with the SEC.

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3 Fiscal First Half 2026 Highlights 2.0M Monthly Active Users (MAUs), down 39% 7 New game titles launched on G123.jp platform $48.6M In - Game Purchases, down 1% 109% Return on Ad Spend (ROAS) $40.9M Revenue, down 1% $4.3M Adjusted EBITDA, 10.5% margin, despite topline trend 32% % of revenue outside of Japan, up from 29% in the first half of fiscal 2025 $1.2M Net Loss * See Glossary of Key Terms for definitions of key performance indicators on page 17 and Non - GAAP reconciliations on page 18.

4 Notable Game Launches in Fiscal 1H 2026 November 2025 November 2025 December 2025 December 2025 January 2026 December 2025 6 Games in pre - registration as of January 31, 2026 20 New games in backlog as of January 31, 2026 7 New games launched in 1H 2026 October 2025

$81,388,946 $84,461,982 $106,994,440 2023 2024 2025 $39,388,946 $42,000,000 $41,929,805 $42,532,177 $49,125,267 $57,869,173 $48,603,849 1H 2023 2H 2023 1H 2024 2H 2024 1H 2025 2H 2025 1H 2026 5 In - Game Purchases Year - over - year growth % - 1.1%

$62,944,073 $68,424,577 $90,370,793 2023 2024 2025 $32,182,824 $30,761,249 $33,444,464 $34,980,113 $41,213,907 $49,156,886 $40,932,347 1H 2023 2H 2023 1H 2024 2H 2024 1H 2025 2H 2025 1H 2026 6 Revenue Year - over - year growth % - 0.7%

2,170,678 2,301,929 3,378,835 2023 2024 2025 2,067,851 2,273,505 2,077,715 2,526,143 3,269,618 3,488,052 1,984,354 1H 2023 2H 2023 1H 2024 2H 2024 1H 2025 2H 2025 1H 2026 7 User Trends Note: See Glossary of Key Terms on page 17 for definitions of key performance indicators. - 39.3% Paying Monthly Active Users (“PMAUs”) Year - over - year growth % 47,421 46,756 54,978 70,264 76,684 100,322 75,715 1H 2023 2H 2023 1H 2024 2H 2024 1H 2025 2H 2025 1H 2026 - 1.3% 47,088 62,621 88,503 2023 2024 2025 Monthly Active Users (“MAUs”) Year - over - year growth %

$3.12 $3.06 $2.64 $4.08 FY 2023 FY 2024 FY 2025 1H 2026 $144.04 $112.40 $100.74 $106.99 FY 2023 FY 2024 FY 2025 1H 2026 130.3% 99.3% 116.4% 109.3% FY 2023 FY 2024 FY 2025 1H 2026 8 Other KPIs Average Revenue Per Monthly Active Users (“ARPMAUs”) Average Revenue Per Paying Monthly Active Users (“ARPPMAUs”) Return on Ad Spend (“ROAS”) Note: See Glossary of Key Terms on page 17 for definitions of key performance indicators.

9 Profitability Measures Segment Profitability Adjusted EBITDA Net Income (Loss) * See Non - GAAP reconciliations on page 16. $24,989,040 $27,045,916 $31,345,844 $11,638,999 $18,011,772 2023 2024 2025 H1 2025 H1 2026 $3,398,384 $5,977,639 $3,828,563 $638,785 - $1,161,240 2023 2024 2025 H1 2025 H1 2026 $10,633,603 $11,999,232 $7,960,968 $3,704,766 $4,298,987 2023 2024 2025 H1 2025 H1 2026

Trended Financial Statements and Reconciliations from GAAP to Non - GAAP 10

Key Performance Indicators

		Fiscal 2024			Fiscal 2025			Fiscal 2026
	FY 2023	H1 2024	H2 2024	FY 2024	H1 2025	H2 2025	FY 2025	H1 2026
Gross in-game purchase amount	$81,388,946	$41,929,805	$42,532,177	$84,461,982	$49,125,267	$57,869,173	$106,994,440	$48,603,849
Paying daily active users (“PDAUs”)	13,541	15,966	16,938	16,446	16,373	18,561	17,458	14,519
Daily active users (“DAUs”)	189,985	179,892	214,497	197,100	247,379	281,197	264,149	236,904
PDAUs to DAUs ratio	7.13%	8.88%	7.90%	8.34%	6.62%	6.60%	6.61%	6.13%
Paying monthly active users (“PMAUs”)	47,088	54,978	70,264	62,621	76,684	100,322	88,503	75,715
Monthly active users (“MAUs”)	2,170,678	2,077,715	2,526,143	2,301,929	3,269,618	3,488,052	3,378,835	1,984,354
PMAUs to MAUs ratio	2.17%	2.65%	2.78%	2.72%	2.35%	2.88%	2.62%	3.82%
PDAUs to PMAUs ratio	28.76%	29.04%	24.11%	26.26%	21.35%	18.50%	19.73%	19.18%
DAUs to MAUs ratio	8.75%	8.66%	8.49%	8.56%	7.57%	8.06%	7.82%	11.94%
ARPPDAU	$16.47	$14.32	$13.89	$14.07	$16.31	$17.23	$16.79	$18.19
ARPDAU	$1.17	$1.18	$1.17	$1.17	$1.08	$1.14	$1.11	$1.12
ARPPMAU	$144.04	$127.11	$100.89	$112.40	$106.77	$96.14	$100.74	$106.99
ARPMAU	$3.12	$3.36	$2.81	$3.06	$2.50	$2.77	$2.64	$4.08
Day 1 retention rate for paying users	71.7%	66.5%	60.3%	62.7%	60.7%	59.6%	59.6%	58.2%
Day 7 retention rate for paying users	49.0%	46.3%	37.6%	41.0%	38.5%	37.2%	37.5%	35.5%
Day 30 retention rate for paying users	27.9%	25.5%	18.7%	21.3%	18.5%	16.5%	17.1%	16.0%
Day 1 retention rate for active users	5.2%	6.3%	6.2%	6.2%	5.9%	5.4%	5.9%	6.2%
Day 7 retention rate for active users	2.1%	2.6%	2.2%	2.4%	2.2%	2.1%	2.2%	2.6%
Day 30 retention rate for active users	0.9%	1.1%	0.9%	0.9%	0.8%	0.7%	0.8%	1.0%
Return on advertisement spend (“ROAS”)	130.3%	96.6%	111.7%	99.3%	105.8%	125.8%	116.4%	109.3%

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Income Statement

	FY 2023	Fiscal 2024			Fiscal 2025			Fiscal 2026
		H1 2024	H2 2024	FY 2024	H1 2025	H2 2025	FY 2025	H1 2026
Revenue	$62,944,073	$33,444,464	$34,980,113	$68,424,577	$41,213,907	$49,156,886	$90,370,793	$40,932,347
Cost of revenue	17,049,167	7,808,156	8,403,623	16,211,779	9,942,740	12,097,314	22,040,054	13,876,078
G&A expenses	4,473,647	2,193,904	2,983,666	5,177,570	4,507,982	3,971,871	8,479,853	5,119,691
R&D expenses	2,913,436	703,667	248,773	952,440	1,322,913	4,205,820	5,528,733	1,657,902
S&M expenses	32,919,491	17,236,140	22,190,366	39,426,506	25,982,034	29,405,243	55,387,277	22,027,806
Total expenses	57,355,741	27,941,867	33,826,428	61,768,295	41,755,669	49,680,248	91,435,917	42,681,477
Operating income (loss)	5,588,332	5,502,597	1,153,685	6,656,282	(541,762)	(523,362)	(1,065,124)	(1,749,130)
Interest income, net	41,035	708	300,277	300,985	282,507	211,851	494,358	333,453
Foreign currency transaction gain (loss)	(566,100)	331,852	452,822	784,674	221,056	(509,002)	(287,946)	260,296
Other income	173,291	135,148	319,138	454,286	292,677	262,335	555,012	499,078
Contingent gain on recovery of previously impaired assets	0	0	0	0	0	4,709,029	4,709,029	0
Other income/(expense), net	(351,774)	467,708	1,072,237	1,539,945	796,240	4,674,213	5,470,453	1,092,827
Income (loss) before income tax expense	5,236,558	5,970,305	2,225,922	8,196,227	254,478	4,150,851	4,405,329	(656,303)
Income tax expense	1,838,174	1,999,078	219,510	2,218,588	(384,307)	961,073	576,766	504,937
Net income (loss)	**3,398,384**	**3,971,227**	**2,006,412**	**5,977,639**	**638,785**	**3,189,778**	**3,828,563**	**(1,161,240)**
Foreign currency translation adjustment	(1,151,842)	(509,684)	(511,828)	(1,021,512)	(566,536)	524,109	(42,427)	(249,230)
Total comprehensive income (loss)	2,246,542	3,461,543	1,494,584	4,956,127	72,249	3,713,887	3,786,136	(1,410,470)

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13 Consolidated Balance Sheet H2 2023 H1 2024 H2 2024 H1 2025 H2 2025 H1 2026 ASSETS Cash and cash equivalent $14,852,169 $15,531,649 $14,461,251 $15,072,866 $12,208,630 $19,497,920 Other current assets 2,550,213 2,732,048 3,696,978 3,835,996 5,866,469 4,622,379 Total current assets 17,402,382 18,263,697 18,158,229 18,908,862 18,075,099 24,120,299 Total non - current assets 20,881,618 22,430,224 25,784,278 24,471,714 28,427,157 38,171,048 Total Assets 38,284,000 40,693,921 43,942,507 43,380,576 46,502,256 62,291,347 LIABILITIES AND SHAREHOLDERS' EQUITY Total current liabilities 11,856,546 10,175,834 12,012,879 12,416,915 8,423,949 14,939,293 Total non - current liabilities 7,544,127 8,173,217 8,090,174 7,024,342 10,430,250 9,962,668 Total Liabilities 19,400,673 18,349,051 20,103,053 19,441,257 18,854,199 24,901,961 Total Shareholders' equity 18,883,327 22,344,870 23,839,454 23,939,319 27,648,057 37,389,386 Total Liabilities and Shareholders’ Equity 38,284,000 40,693,921 43,942,507 43,380,576 46,502,256 62,291,347

Cash Flow Statement

	FY 2023	Fiscal 2024			Fiscal 2025			Fiscal 2026
		H1 2024	H1 2024	FY 2024	H1 2025	H1 2025	FY 2025	H1 2026
Net income (loss)	$3,398,384	$3,971,227	$2,006,412	$5,977,639	$638,785	$3,189,778	$3,828,563	($1,161,240)
Depreciation and amortization	779,368	899,404	1,168,302	2,067,706	1,323,096	1,350,159	2,673,255	1,109,775
Amortization of right-of-use asset	1,369,188	755,100	879,733	1,634,833	1,017,089	1,438,122	2,455,211	1,514,860
Impairment of advance to game developers	2,457,900	412,796	(11,345)	401,451	1,113,863	2,033,548	3,147,411	750,416
Impairment of prepaid royalties	831,624	0	0	0	278,747	204,402	483,149	0
Impairment of investments in films and television programs	0	0	46,453	46,453	0	0	0	0
Loss from termination of operating lease agreement	0	0	0	0	0	33,055	33,055	0
(Gain)/Losses from disposal of property, equipment and software	0	(20,416)	485	(19,931)	(3,211)	24,543	21,332	0
Foreign currency exchange (gain) loss	0	(513,775)	(229,044)	(742,819)	(65,249)	516,213	450,964	(139,961)
Deferred income tax expenses	1,811,466	877,329	857,436	1,734,765	(510,750)	1,017,784	507,034	705,348
Share-based compensation	0	0	0	0	0	0	0	1,913,692
Changes in operating assets and liabilities	(8,088,778)	(4,828,310)	(4,684,140)	(9,512,450)	(1,207,227)	(12,281,372)	(13,488,599)	(5,073,894)
Net cash provided by operating activities	**2,559,152**	**1,553,355**	**34,292**	**1,587,647**	**2,585,143**	**(2,473,768)**	**111,375**	**(381,004)**
Net cash used in investing activities	**(485,236)**	**(458,669)**	**(715,061)**	**(1,173,730)**	**(678,657)**	**(501,380)**	**(1,180,037)**	**(2,819,253)**
Net cash used in financing activities	**0**	**0**	**0**	**0**	**(639,872)**	**(472,464)**	**(1,112,336)**	**10,645,000**
Effect of exchange rate changes	(998,138)	(419,129)	(393,375)	(812,504)	(658,886)	614,869	(44,017)	(186,332)
Net change in cash, cash equivalents and restricted cash	**1,075,778**	**675,557**	**(1,074,144)**	**(398,587)**	**607,728**	**(2,832,743)**	**(2,225,015)**	**7,258,411**
Cash, cash equivalents and restricted cash, beginning of the period	13,917,075	14,992,853	15,668,410	14,992,852	14,594,265	15,201,993	14,594,265	12,369,250
Cash, cash equivalents and restricted cash, end of the period	14,992,853	15,668,410	14,594,266	14,594,265	15,201,993	12,369,250	12,369,250	19,627,661

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15 Revenue Recognition & Segment Profitability Fiscal 2025 Fiscal 2026 FY 2023 FY 2024 H1 2025 H2 2025 FY 2025 H1 2026 Consolidated in - game purchases $81,388,946 $84,461,982 $49,125,267 57,869,173 $106,994,440 $48,603,849 Less: Recoup of advances made to game developers 551,774 2,477,840 1,362,612 2,220,531 3,583,143 1,549,346 Revenue share paid to game developers 17,893,099 13,559,565 6,548,748 6,491,756 13,040,504 6,122,156 Consolidated revenue 62,944,073 68,424,577 41,213,907 49,156,886 90,370,793 40,932,347 Consolidated in - game purchases 81,388,946 84,461,982 49,125,267 57,869,173 106,994,440 48,603,849 Revenue share with game developers and IP holders 19,263,857 14,975,047 9,453,531 6,444,947 15,898,478 8,186,251 Transaction fee 3,659,159 3,812,118 2,486,795 2,778,259 5,265,054 2,245,367 Advertisement expense 31,080,465 37,309,197 24,651,703 27,744,808 52,396,511 18,760,029 Server cost directly related to hosting the games 2,396,425 1,319,704 894,239 1,194,314 2,088,553 1,400,430 Segment profits 24,989,040 27,045,916 11,638,999 19,706,845 31,345,844 18,011,772

16 GAAP to Non - GAAP Reconciliation Fiscal 2024 Fiscal 2025 Fiscal 2026 FY 2023 H1 2024 H2 2024 FY 2024 H1 2025 H2 2025 FY 2025 H1 2026 Net income (loss) $3,398,384 $3,971,227 $2,006,412 $5,977,639 $638,785 $3,189,778 $3,828,563 (1,161,240) Depreciation and amortization 779,368 899,404 1,168,302 2,067,706 1,323,096 1,350,159 2,673,255 1,109,775 Amortization of right - of - use asset 1,369,188 755,100 879,733 1,634,833 1,017,089 1,438,122 2,455,211 1,514,860 Interest income, net (41,035) (708) (300,277) (300,985) (282,507) (211,851) (494,358) (333,453) Income tax expense 1,838,174 1,999,078 219,510 2,218,588 (384,307) 961,073 576,766 504,937 Extraordinary Income 0 0 0 0 0 (4,709,029) (4,709,029) 0 Impairment of advance to game developers 2,457,900 412,796 (11,345) 401,451 1,113,863 2,033,548 3,147,411 750,416 Impairment of prepaid royalties 831,624 0 0 0 278,747 204,402 483,149 0 Share - based compensation 0 0 0 0 0 0 0 1,913,692 Adjusted EBITDA (non - GAAP) 10,633,603 8,036,897 3,962,335 11,999,232 3,704,766 4,256,202 7,960,968 4,298,987 GAAP Net income to Adjusted EBITDA (non - GAAP) * See additional explanation Non - GAAP reconciliations on page 18.

Glossary of Key Terms

"Active User" are to any user that spend at least one (1) minute on G123.jp platform during the applicable period. Active users are calculated based on cookie-based uniqueness, meaning that a user who accesses the platform on multiple devices or browsers will be counted as a single active user

"ARPMAU" are to average in-game purchase amount per monthly active user during a given period, calculated by dividing the total in-game purchase amount in a given period generated on our G123.jp platform by the average number of monthly active users, which is averaged over each month by further dividing by the number of months in the respective period

"ARPPMAU" are to average in-game purchase amount per paying monthly active user during a given fiscal year, calculated by dividing the total in-game purchase amount in a given fiscal year by the average number of paying monthly active users, which is averaged over each month by further dividing 12

"MAUs" are to monthly active users, which is a performance indicator that captures the number of Active Users who accessed our G123.jp platform at least once during the preceding 30-day period. MAUs for a given period is the average MAUs across all months in the respective period, which is calculated by summing the number of MAUs for each month during the given period and dividing the total by the number of months in the respective period

" Paying User" are to any user that makes at least one in-game purchase of no less than US$0.01 during the applicable period;

"PMAUs" are to paying monthly active users, which is a performance indicator that captures the number of users who made at least one in-game purchase, and have spent at least one (1) minute on G123.jp platform during the preceding 30-day period. PMAUs for a given period is the average PMAUs across all months in the respective period, which is calculated by summing the number of PMAUs for each month during the given period and dividing the total by the number of months in the respective period;

"ROAS" are to return on advertisement spending based on created users, calculated by dividing average in-game purchase amount per created user divided by average advertising expenses per created user during the applicable period

"Gross in-game purchase amount" means the total in-purchase amounts, or top-ups, paid by end-users for games on G123.jp platform.

"Retention rate" measures the percentage of users who return to the same game on a specific day (e.g. Day 1, Day 7 and Day 30) after their initial engagement. Platform retention rate is the average of the per-game retention rate of each day during a given period.

BLACK LAGOON Heaven's Shot

©2006, 2010 R, S/BLP

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Non-GAAP Financial Measures



ハイスクールDxD
Operation paradise infinity
©II,MZ/K/HSDDHP

Reconciliation of Non-GAAP Financial Measures

In addition to reporting financial results prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), CTW (or the “Company”) presents Adjusted EBITDA (non-GAAP) for the second half and full fiscal years 2025 and 2024.

Adjusted EBITDA (non-GAAP) is a non-GAAP financial measure intended to provide management and investors with additional insight into CTW’s underlying operating performance. This measure is unaudited and is not included in CTW’s audited consolidated financial statements or Form 20-F.

Definition of Adjusted EBITDA (non-GAAP)

CTW defines Adjusted EBITDA (non-GAAP) as net income (loss) before: interest income and expense, income tax expense (benefit), depreciation and amortization, impairment losses (recoveries), and other items that management considers non-core or not reflective of ongoing operations. Management believes Adjusted EBITDA (non-GAAP) highlights operating results that are more comparable across periods by excluding the effects of non-cash charges, financing decisions, and items that can vary among companies due to capital structure or tax jurisdiction differences.

Use and Limitations of Non-GAAP Measures

Adjusted EBITDA (non-GAAP) should be considered in addition to, and not as a substitute for, GAAP measures such as income from operations, net income, or cash flows from operating activities. Because companies may define Adjusted EBITDA differently, CTW’s presentation may not be directly comparable to similarly titled measures used by other companies. This measure is presented solely to provide investors with supplemental information and should not be regarded as a measure of liquidity, profitability, or financial condition under GAAP.

Management uses Adjusted EBITDA (non-GAAP), together with GAAP income from operations and net income, to evaluate CTW’s operating performance and to assist in financial and strategic decision-making. The Company believes this measure provides investors with a clearer view of CTW’s ability to generate earnings from its core gaming and platform operations.

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Segment Profits

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU's amendments "improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses". In addition, the standard introduces new disclosure requirements specifically for entities with a single reportable segment, and it aims to help investors better understand a company's performance and assess potential future cash flows. The new guidance applies to all public entities subject to segment reporting under ASC 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group adopted this ASU for the year ended July 31, 2025. The adoption of ASU does not change how segments are identified, aggregated, or measured, it adds incremental disclosure requirements.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group's chief operating decision maker ("CODM") in order to allocate resources and assess performance of the segment.

The management of the Group concludes that it has only one reporting segment. The Group provides game distribution and related services to game developers. The Group's services have similar economic characteristics with respect to nature and form of the services provided. The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews Consolidated results when making decisions about allocating resources and assessing performance of the Group, rather than by geographic area; hence the Group has only one reporting segment. CODM reviews operation results on the consolidated in-game purchase amount, recoup of advances to game developers and revenue share with game developers and IP holders, advertising expenses, transaction fees, server cost directly related to the host of games, in-house payroll cost directly related to the art and design support services provided.



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